UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                      PLATINUM ENTERTAINMENT, INC.
                      ----------------------------
                            (Name of Issuer)

                 Common Stock, par value $.001 per share
                 ---------------------------------------
                     (Title of Class of Securities)

                                727909103
                  ------------------------------------
                             (CUSIP Number)

                        LORRAINE E. JACKSON, ESQ.
                              MAC Music LLC
                 1285 Avenue of the Americas, 21st Floor
                        New York, New York 10019
                             (212) 641-5001
                 --------------------------------------
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                             with a copy to

                        BRUCE A. GUTENPLAN, ESQ.
                Paul, Weiss, Rifkind, Wharton & Garrison
                       1285 Avenue of the Americas
                      New York, New York 10019-6064

                            December 12, 1997
                 ---------------------------------------
                 (Date of Event which Requires Filing of
                             this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      MAC Music LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      OO

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Maroley Media Group LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      OO

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Alpine Equity Partners L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      PN

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Alpine Equity Partners L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      OO

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Oded Aboodi

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)   [X]

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Richard D. Goldstein

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Bruce M. Greenwald

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Lisa A. Hook

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.  727909103

1     NAME OF REPORTING PERSON

      Robert J. Morgado

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States

                                     7     SOLE VOTING POWER

              NUMBER OF

               SHARES                8     SHARED VOTING POWER

            BENEFICIALLY                     1,800,000

              OWNED BY               9     SOLE DISPOSITIVE POWER

                EACH

              REPORTING              10   SHARED DISPOSITIVE POWER

               PERSON                         1,800,000

                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,800,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%

14    TYPE OF REPORTING PERSON

      IN

Item 1.     Security and Issuer.
            -------------------

            This Statement on Schedule 13D relates to the Common Stock, par value $.001 (the "Common Stock"), of Platinum Entertainment, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 2001 Butterfield Road, Suite 1400, Downers Grove, Illinois 60515.

Item 2.     Identity and Background.
            -----------------------

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i)   MAC Music LLC, a Delaware limited liability company
("MAC");

            (ii) Alpine Equity Partners L.P., a Delaware limited partnership ("AEP, LP");

            (iii) Maroley Media Group LLC, a Delaware limited liability company ("Maroley");

            (iv) Alpine Equity Partners L.L.C., a Delaware limited liability company ("AEP, LLC");

            (v) Oded Aboodi ("Aboodi");

            (vi) Richard D. Goldstein ("Goldstein")

            (vii) Bruce M. Greenwald ("Greenwald");

            (viii) Lisa A. Hook ("Hook"); and

            (ix) Robert J. Morgado ("Morgado").

            MAC was formed for the purpose of making an investment in the Company, which investment is described in this Statement on Schedule 13D and to otherwise engage in the acquiring, holding and disposing of investments in other companies for investment purposes. AEP, LP and Maroley are the managing members of MAC. AEP, LP was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. AEP, LLC is the general partner of AEP, LP and was formed to act as the general partner of AEP, LP. Maroley was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes.

            The executive officers (the "Executive Officers") of AEP, LLC are Aboodi, Chairman, President and Chief Executive Officer, Goldstein, Executive Vice President and Senior Managing Director, Greenwald, Executive Vice President and Senior Managing Director and Hook, Senior Vice President and Managing Director. Aboodi, Goldstein, Greenwald and Hook, by virtue of their respective capacities as Chairman, Executive Vice President, Executive Vice President and Senior Vice President of AEP, LLC, collectively have the ability to direct the investment and voting decisions of AEP, LLC and as such they may be deemed to have shared investment and voting discretion with respect to securities beneficially owned by AEP, LLC through AEP, LP.

            Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, AEP, L.P., AEP, LLC, and Messrs. Aboodi, Goldstein, Greenwald and Ms. Hook in their capacities as the

Executive Officers of AEP, LLC, each may be deemed a beneficial owner of the Common Stock beneficially owned by MAC.

            The address of the principal business and principal offices of MAC, AEP, LP and AEP, LLC, Aboodi, Goldstein, Greenwald and Hook is 1285 Avenue of the Americas, 21st floor, New York, New York 10019. The present principal occupation or employment of each of Aboodi, Goldstein, Greenwald and Hook is as executive officers of AEP, LLC and related entities. Each of Aboodi, Goldstein, Greenwald and Hook is a United States citizen.

            The executive officers (the "Executive Officers") of Maroley are Morgado, Chairman and Andrew B. Lipsher ("Lipsher"), Executive Vice President. Morgado, by virtue of his capacity as managing member of Maroley, has the ability to direct the investment and voting decisions of Maroley and as such Morgado may be deemed to have investment and voting discretion with respect to securities beneficially owned by Maroley.

            Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Maroley and Morgado each may be deemed a beneficial owner of the Common Stock beneficially owned by MAC.

            The address of the principal business and principal offices of Maroley, Lipsher and Morgado is 70 East 55th Street, 26th floor, New York, New York 10022. The present principal occupation or employment of each of Morgado and Lipsher is as executive officers of Maroley. Each of Morgado and Lipsher is a United States citizen.

            (d) and (e). Except as otherwise disclosed below, during the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            On May 12, 1994, the Securities and Exchange Commission (the "Commission") filed a Complaint for Injunctive and Other Relief (the "Complaint") and simultaneously therewith, without admitting or denying the allegations contained in the Complaint, Aboodi entered into a consent decree (the "Consent Decree") with the Commission. The Complaint charged Aboodi with violations of Section 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder in connection with trading by certain family partnerships in securities of Time Warner Inc. The Consent Decree permanently enjoined Aboodi from violating certain securities laws and required the disgorgement of $413,700, plus interest, representing losses alleged to have been avoided. In addition, a civil penalty in a similar amount was required to be paid.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Pursuant to an Investment Agreement, dated as of October 12, 1997, as amended by letter amendments dated October 28, 1997, October 30, 1997 and November 26, 1997 (the "Investment Agreement") among the Company, MAC and SK-Palladin Partners, LP ("Palladin" and, together with MAC, the "Purchasers"), on December 12, 1997, the Company issued, and MAC acquired from the Company, 10,000 shares of the Company's Series B Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"), and a warrant (the "Warrant") to purchase 1,800,000 shares of Common Stock for an aggregate purchase price of $10,000,000 (the "Purchase Price"). A copy of the Investment Agreement is attached hereto as Exhibit 1.

            Simultaneously with the acquisition by MAC of the Series B Preferred Stock and the Warrant, and pursuant to the Investment Agreement, the Company issued, and Palladin acquired from the Company, 10,000 shares of the Company's Series B Preferred Stock and a warrant to purchase 1,800,000 shares of Common Stock for an aggregate purchase price of $10,000,000 paid by Palladin. The warrants issued to the Purchasers pursuant to the Investment Agreement are collectively referred to herein as the "Purchaser Warrants."

            To the extent that the Purchasers are acting together in acquiring the Purchaser Warrants and Series B Preferred Stock from the Company, they may be deemed under Rules of the Securities and Exchange Commission to be a group for purposes of filing Statements on Schedule 13D to report such acquisitions. The Reporting Persons have no agreements, arrangements or understandings with Palladin

(and disclaim that they are a group with Palladin) with respect to the holding, voting or disposing of any shares of Common Stock or the acquisition of any additional shares of Common Stock.

            The Reporting Persons disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by Palladin and understand that Palladin also disclaims beneficial ownership of any shares of Common Stock deemed to be beneficially owned by any Reporting Person. The Reporting Persons understand that Palladin has satisfied any obligations it may have to file a Statement on Schedule 13D by reason of entering into the Investment Agreement with the Company by making a separate filing on Schedule 13D.

            The funds used by MAC to pay the Purchase Price were obtained by MAC from capital contributions made by its members, AEP, LP and Maroley.

            The funds used by AEP, LP to make its capital contribution to MAC were obtained from funds on hand.

            The funds used by Maroley to make its capital contribution to MAC were temporarily advanced to MAC by AEP, LP (the "Advance"). The funds to be used by Maroley to repay the Advance will be obtained by Maroley from capital contributions to be made by Morgado, Maroley's managing member.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting Persons have acquired the shares of Series B Preferred Stock and the Warrant for investment purposes.

            A copy of the Investment Agreement is attached hereto as Exhibit 1 and incorporated by reference herein, a copy of the Certificate of Designation for the Series B Preferred Stock (the "Series B Certificate") is attached hereto as Exhibit 2 and incorporated herein by reference and a copy of the Warrant is attached hereto as Exhibit 3 and incorporated herein by reference. Set forth below is a summary of the material terms of the Investment Agreement, Series B Certificate and the Warrant. The following summary is qualified in its entirety by reference to the Investment Agreement, the Series B Certificate and the Warrant.

TERMS OF THE INVESTMENT AGREEMENT

      REGISTRATION RIGHTS. Pursuant to the Investment Agreement, the Company granted the Purchasers certain demand and piggyback registration rights as described more fully in the Investment Agreement in connection with shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock or exercise of the Warrant ("Registrable Securities"). The purpose of such registration rights is to facilitate MAC's ability to dispose of its Registrable Securities in a public sale and the grant of such registration rights to MAC under the Investment Agreement does not represent any present intention on behalf of MAC to dispose of any Registrable Securities to be covered by such a registration statement, although such rights may be exercised in the future.

      BOARD REPRESENTATION. Pursuant to the Investment Agreement, for so long as the Purchasers (and their affiliates) hold in the aggregate not less than 35% of the Warrant Shares (as hereinafter defined), the Company's Board of Directors will consist of not more than eleven members, four of which will be designated by the

Purchasers (the "Purchaser Directors") and two of which shall be individuals who are neither Purchaser Directors nor officers or employees of the Company or its affiliates ("Unaffiliated Directors"). During such time as the Purchasers (and their affiliates) hold in the aggregate at least 15% but less than 35% of the Warrant Shares, the Purchasers shall be entitled to designate two Purchaser Directors. If (a) the Company defaults on its obligation to purchase the Purchaser Warrants in accordance with the terms of the Purchaser Warrants or (b) an event of default occurs under the Company's senior loan facility and (1) such default continues for at least 30 days after any applicable notice or grace period or (2) the senior indebtedness is accelerated, the Purchasers shall be entitled to designate additional directors such that Purchaser Directors constitute a majority of the Board. "Warrant Shares" means shares of Common Stock underlying the Purchaser Warrants and shares of Common Stock that were received upon exercise of such warrants. Subsequent to the issuance of the Purchaser Warrants to each of MAC and Palladin pursuant to the Investment Agreement, MAC designated Hook and Morgado as Purchaser Directors and Palladin designated Mark J. Schwartz and Christopher M. Unrath as Purchaser Directors.

      COMMITTEES. Pursuant to the Investment Agreement, for so long as the Purchasers (and their affiliates) hold in the aggregate not less than 35% of the Warrant Shares, any Committees of the Board of Directors, including the executive, audit and compensation committees, will have a majority of Purchaser Directors and Unaffiliated Directors. Two members of each committee shall be Purchaser

Directors. If the Purchasers (and their affiliates) hold at least 15% but less than 35% of the Warrant Shares, one member of each committee shall be a Purchaser Director.

      MAJOR DECISIONS. Pursuant to the Investment Agreement, for so long as the Purchasers (and their affiliates) hold in the aggregate not less than 35% of the Warrant Shares, certain major decisions, as set forth in the Investment Agreement, must be approved by two-thirds of the Board of Directors. Each of the Board members will be allowed to vote with respect to the major decisions described in the Investment Agreement regardless of such director's interest in any decision. For so long as any Purchaser Warrants or Warrant Shares remain outstanding, any transactions between the Company and an affiliate (other than transactions between or among the Company and its subsidiaries in the ordinary course) including payments, property or assets in excess of $200,000 must be approved by members of the Board of Directors who constitute a majority of those directors who are either Unaffiliated Directors or Purchaser Directors.

TERMS OF THE SERIES B PREFERRED STOCK

      DIVIDENDS. The Series B Preferred Stock accrues dividends compounded quarterly at an annual rate of 12% for the first year, 14% for the second year, 16% for the third year, 18% for the fourth and fifth years and 20% at all times thereafter, of the $1,000 per share liquidation value (the "Liquidation Value") in preference to any dividend on any other class of capital stock.

      OPTIONAL REDEMPTION. The Series B Preferred Stock is redeemable, in whole or part, at the option of the Company, at any time, on at least 60 days' notice, at a redemption price equal to the Liquidation Value plus accrued and unpaid dividends (the "Redemption Value").

      CONVERSION. A Series B Preferred stockholder has the right to convert each share of Series B Preferred Stock, at the option of the holder, at any time or times, commencing two years from the date of issuance, into shares of Common Stock at the Conversion Price. The "Conversion Price" will be the lesser of (i) $5.9375 per share of Common Stock and (ii) 100% of the average of the daily closing price per share of Common Stock for 30 consecutive trading days following the public release by the Company of its consolidated earnings statement for the 1998 fiscal year; provided that if shares of Common Stock are not then traded on any national securities exchange or quoted on the Nasdaq Stock Market or a similar service, the closing price for the foregoing purpose shall be deemed to be the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. If the Board of Directors is unable to determine fair market value or if the holders of a majority of the outstanding shares of the Series B Preferred Stock disagree with the Board's determination, then fair market value will be determined by an independent financial expert. The number of shares of Common Stock issuable upon conversion of a share of the Series B Preferred Stock will be such number as is equal to the quotient obtained by dividing the then applicable Redemption Value of such share by the Conversion Price. The Conversion Price and the number of shares issuable upon conversion of the Series B Preferred Stock will be subject to adjustment upon the occurrence of certain events as set forth in the Series B Certificate.

      CHANGE OF CONTROL. In the event that there is a Change of Control of the Company (as defined below), the Company will be obligated to offer to purchase all of the outstanding shares of the Series B Preferred Stock at a price equal to a premium over the then applicable Redemption Value (the "Repurchase Price"). The Company is obligated to make such offer as soon as practicable and if possible not less than 60 days prior to the effective date of the Change of Control (the "Trigger Date"). Payment for the Series B Preferred Stock tendered pursuant to such offer will be made on the Trigger Date. "Change of Control" means (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any person or entity or group of persons or entities acting in concert as a partnership or other group (a "Group of Persons"), (ii) the merger or consolidation of the Company with or into another corporation with the effect that the then existing stockholders of the Company hold less than 50% of the combined voting power of the then outstanding securities of the surviving corporation of such merger or the corporation resulting from such consolidation ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors, (iii) the replacement of a majority of the Board of Directors, over a two-year period, from the directors who constituted the Board of Directors at the beginning of such period, and such replacement shall not have been approved by the Board of Directors (or its replacements approved by the Board of Directors) as constituted at the beginning of such period, or (iv) a person or Group of Persons (other than the Purchasers and their affiliates) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of the Company representing 49% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

            The Repurchase Price will be payable (A) in cash, in the case of Change of Control pursuant to clauses (i) through (iii) of the definition of Change of Control set forth above and (B) at the Company's election, either in cash or in Common Stock, in the case of a Change of Control pursuant to clause
(iv) of the definition of Change of Control set forth above. If paid in cash, the Repurchase Price shall be 110% of the then applicable Redemption Value. If paid in Common Stock, the Repurchase Price shall be 125% of the then applicable Redemption Value, and the shares issued will be registered under the Securities Act of 1933, as amended, and the securities or blue sky laws of any jurisdiction designated by any holder of Series B Preferred Stock which accepts the Change of Control offer.

      LIQUIDATION PREFERENCES. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Series B Preferred stockholders will be entitled to receive, after payment or provision for payment of the Company's debts and other obligations, in preference to the holders of any class of stock junior to the Series B Preferred Stock, an aggregate amount equal to the Liquidation Value plus accrued and unpaid dividends.

      VOTING RIGHTS. Approval by holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class, will be required for any action which (a) alters or changes the rights, preferences or privileges of the Series B Preferred Stock, (b) creates or issues any new class of shares having, or reclassifies any junior class or series of shares to have, a preference over or parity with the Series B Preferred Stock, (c) effects any redemption or repurchase of any capital stock or options of the Company (other than upon the repurchase by the Company of Common Stock or options issued to employees or others providing services to the Company up to an aggregate amount of $1 million), or (d) declares or pays any dividends with respect to any class of stock junior to or on a parity with the Preferred Stock.

            In addition, if any shares of Series B Preferred Stock remain outstanding on the fifth anniversary of the issuance date, then the number of directors on the Company's Board of Directors will be increased by four and the holders of the shares of Series B Preferred Stock, voting separately as a class, will be entitled to elect eight directors.

TERMS OF THE WARRANT

      EXERCISE RIGHTS. The Common Stock underlying the Warrant may be purchased at a price (the "Exercise Price") equal to the lesser of (i) $6.25 per share of Common Stock (the "Initial Exercise Price") and (ii) 82.5% of the average of the daily closing price per share of Common Stock for the 30 consecutive trading days following the public release by the Company of its consolidated earnings statement for the 1998 fiscal year ("Thirty Day Period"); provided that if shares of Common Stock are not then traded on any national securities exchange or quoted on the Nasdaq Stock Market or a similar service, the closing price for the foregoing purpose shall be deemed to be the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. If the Board of Directors is unable to determine the fair market value, or if the holders of a majority in interest of the shares issuable upon exercise of the Purchaser Warrants disagree with the Board's determination of fair market value, then fair market value will be determined by an independent financial expert. Notwithstanding the foregoing, if at any time prior to the expiration of the Thirty Day Period, no shares of the Series B Preferred Stock remain outstanding, the Exercise Price will be the Initial Exercise Price. The Exercise Price may be paid in cash or equivalent shares. The Exercise Price and the number of shares issuable upon exercise of the Purchaser Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant. The number of shares which may be received upon exercise of the Warrant will be increased by an amount equal to 12% of the shares initially underlying the Warrant on each anniversary of the original date of issuance of the Series B Preferred Stock, so long as any Series B Preferred Stock remains outstanding.

      EXERCISE PERIOD. The Warrant is exercisable at any time, or from time to time, from the date of issuance until October 31, 2007.

      PUT OPTIONS. At any time on or after the fifth anniversary of the issue date, any holder of a Warrant may require the Company to repurchase all of its Warrant and shares of Common Stock issued in connection with the exercise of its Warrant ("Five Year Put Option") at a price equal to the current market price of the Common Stock less any applicable exercise price for the Warrant. At or any time after a Change of Control, any holder of a Warrant may require the Company to repurchase its Warrant ("Change of Control Put Option") at Fair Market Value (as defined in the Warrant). Change of Control under the Warrant is defined in the same manner as such term is defined in the Series B Certificate.

            The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Series B Preferred Stock, Warrant, or Common Stock issued upon exercise of the Warrant or conversion of the Series B Preferred Stock in privately negotiated transactions or in the open market pursuant to the exercise of certain registration rights granted pursuant to the Investment Agreement as described above, in each case subject to the factors and conditions referred to above and to the terms of the Investment Agreement, Series B Preferred Stock and the Warrant, as the case may be.

            Except as described in the Investment Agreement, the Warrant or the Series B Certificate, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As set forth above, on December 12, 1997, the Company issued to MAC, and MAC acquired, the Warrant and the Series B Preferred Stock. Shares of Series B Preferred Stock are not convertible into shares of Common Stock until December 12, 1999. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, each of the Reporting Persons is deemed to beneficially own zero (0) shares of Common Stock in connection with the conversion of Series B Preferred Stock. As of the date hereof, the Warrant may be exercised at any time and from time to time on or after December 12, 1997 (but no later than October 31, 2007) to purchase an aggregate of One Million Eight Hundred Thousand (1,800,000) shares of Common Stock, subject to adjustment under certain circumstances. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,800,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 5,274,403 shares of Common Stock outstanding on December 1, 1997 as disclosed by the Company in its Proxy Statement filed with the Commission on December 2, 1997, represents approximately 25.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

            (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 1,800,000 shares of Common Stock beneficially owned by MAC.

            (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Common
            Stock of the Issuer.
            ------------------------------------------

            Pursuant to Section 9 of the Investment Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference, the Company has granted the Purchasers, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issuable upon (i) exercise of the Warrant or (ii) the conversion of Series B Preferred Stock.

            In order to avoid a possible conflict between the Purchasers in connection with the designation of Purchaser Directors pursuant to the Investment Agreement or the election of directors pursuant to the Series B Certificate, the Purchasers have entered into an agreement dated as of December 18, 1997 (the "Purchasers' Agreement"), which is attached hereto as Exhibit 4 and is incorporated herein by reference, which, as set forth in the Purchasers' Agreement, provides a mechanism for determining the allocation of Purchaser Director designees as between the Purchasers to the extent the Purchasers have such designation rights pursuant to the Investment Agreement and which provides for a voting agreement in the event that holders of shares of Series B Preferred Stock are entitled to elect directors to the Company.

            In connection with the investment by MAC in the Company described hereby, AEP, LP and Maroley have entered into a limited liability company agreement, dated as of October 10, 1997 (the "MAC Music LLC Operating Agreement") to govern the rights of each of Maroley and AEP, LP as members of MAC. The MAC Music LLC Operating Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

            Except as described elsewhere in this Schedule 13D and as set forth in the Investment Agreement, the Series B Certificate, the Warrant, the Purchasers' Agreement and the MAC Music LLC Operating Agreement, copies of which are attached hereto as Exhibits 1, 2, 3, 4 and 5, respectively, and are incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material To Be Filed as Exhibits.
            --------------------------------

            1. Investment Agreement, dated as of October 12, 1997, and letter amendments dated October 28, 1997, October 30, 1997 and November 26, 1997 among Platinum Entertainment, Inc., MAC Music LLC and SK-Palladin Partners, LP.

            2. Certificate of Designation, dated December 12, 1997, governing Platinum Entertainment, Inc.'s Series B Convertible Preferred Stock, par value $.001 per share.

            3. Warrant, dated December 12, 1997, for 1,800,000 shares of common stock, par value $.001 per share, of Platinum Entertainment, Inc. issued to MAC Music LLC.

            4. Purchasers' Agreement, dated as of December 18, 1997, by and between MAC Music LLC and SK-Palladin Partners, LP.

            5. Limited Liability Company Agreement of MAC Music LLC, dated as of October 10, 1997, by and between Alpine Equity Partners L.P. and Maroley Media Group LLC.

            6. Joint Filing Agreement, dated December 19, 1997, among MAC Music LLC, Maroley Media Group LLC, Alpine Equity Partners L.P., Alpine Equity Partners L.L.C., Oded Aboodi, Richard D. Goldstein, Bruce M. Greenwald, Lisa A. Hook and Robert J. Morgado.

                                SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1997

                                    MAC MUSIC LLC

                                    By:      Alpine Equity Partners L.P.,
                                             Managing Member

                                             By: Alpine Equity Partners, LLC
                                                 General Partner

                                             By: /s/ Lisa A. Hook
                                                 ---------------------------
                                                 Name: Lisa A. Hook
                                                 Title: Managing Director

                                    By:      MAROLEY MEDIA GROUP LLC,
                                             Managing Member

                                             By: /s/ Andrew B. Lipsher
                                                 --------------------------
                                                 Name: Andrew B. Lipsher
                                                 Title: Executive Vice President

                                    ALPINE EQUITY PARTNERS L.P.

                                    By:      Alpine Equity Partners LLC,
                                             its General Partner

                                             By: /s/ Lisa A. Hook
                                                 ---------------------------
                                                 Name: Lisa A. Hook
                                                 Title: Managing Director

                                    ALPINE EQUITY PARTNERS LLC

                                    By: /s/ Lisa A. Hook
                                        ------------------------------
                                        Name:  Lisa A. Hook
                                        Title: Managing Director

                                    MAROLEY MEDIA GROUP LLC

                                    By: /s/ Andrew B. Lipsher
                                        ----------------------------
                                        Name: Andrew B. Lipsher
                                        Title:  Executive Vice President

                                    /s/ Oded Aboodi
                                    ----------------------------------
                                    ODED ABOODI

                                    /s/ Richard D. Goldstein
                                    ----------------------------------
                                    RICHARD D. GOLDSTEIN

                                    /s/ Bruce M. Greenwald
                                    ----------------------------------
                                    BRUCE M. GREENWALD

                                    /s/ Lisa A. Hook
                                    ----------------------------------
                                    LISA A. HOOK

                                    /s/ Robert J. Morgado
                                    ----------------------------------
                                    ROBERT J. MORGADO

                              EXHIBIT INDEX

                                                                        Page No.

1. Investment Agreement, dated as of October 12, 1997, and letter amendments dated October 28, 1997, October 30, 1997 and
      November 26, 1997 among Platinum Entertainment, Inc., MAC
      Music LLC and SK-Palladin Partners, LP .............................

2. Certificate of Designation, dated December 12, 1997, governing Platinum Entertainment, Inc.'s Series B Convertible Preferred
      Stock, par value $.001 per share ...................................

3.    Warrant, dated December 12, 1997, for 1,800,000 shares of
      common stock, par value $.001 per share, of Platinum
      Entertainment, Inc. issued to MAC Music LLC ........................

4.    Purchasers' Agreement, dated as of December 18, 1997, by and between
      MAC Music LLC and SK-Palladin Partners, LP .........................

5.    Limited Liability Company Agreement of MAC Music LLC,
      dated as of October 10, 1997, by and between Alpine Equity
      Partners L.P. and Maroley Media Group LLC ..........................

6.    Joint Filing Agreement, dated December 19, 1997, among MAC
      Music LLC, Maroley Media Group LLC, Alpine Equity
      Partners L.P., Alpine Equity Partners L.L.C., Oded Aboodi,
      Richard D. Goldstein, Bruce M. Greenwald, Lisa A. Hook and
      Robert J. Morgado. .................................................